As filed with the Securities and Exchange Commission on March 22, 2006
Registration No. 333-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933
AMKOR TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	23-1722724
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
1900 South Price Road
Chandler, Arizona 85248
(480) 821-5000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kenneth T. Joyce
Chief Financial Officer
1900 South Price Road
Chandler, Arizona 85248
(480) 821-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert A. Claassen, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413 (b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of Securities	Amount to be	Offering Price	Aggregate	Amount of
to be Registered	Registered	Per Share(1)	Offering Price(1)	Registration Fee
6 1/4% Convertible Subordinated Notes due 2013	$100,000,000	100%	$100,000,000	$10,700(4)
Common Stock, $0.001 par value	13,351,134(2)	(2)	(2)	(3)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2)	Includes 13,351,134 shares of common stock initially issuable upon conversion of the notes registered hereby at a conversion price of $7.49 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(3)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

(4)	Pursuant to Rule 457(p), all of the $10,700 filing fee has been previously remitted in connection with a registration statement on Form S-3 originally filed by the Registrant on March 17, 2006 (File No. 333-132538) which was withdrawn on March 22, 2006 in accordance with Rule 477. Such fee is being offset in its entirety against the currently due filing fee.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

$100,000,000
AMKOR TECHNOLOGY, INC.
6 1/4% Convertible Subordinated Notes due December 1, 2013
and the Common Stock Issuable Upon Conversion of the Notes
     We issued the notes in a private placement in November 2005. This prospectus will be used by holders of notes, to whom we also refer as the selling security holders, to resell their notes and the common stock issuable upon conversion of their notes.
     The notes are convertible prior to maturity into our common stock at an initial conversion price of $7.49 per share, subject to adjustment in certain events. We will pay interest on the notes on June 1 and December 1 of each year, beginning on June 1, 2006. The notes will mature on December 1, 2013, unless earlier converted or redeemed.
     We may redeem all or a portion of the notes after December 5, 2010 at the prices described in this prospectus. In addition, the holders may require us to repurchase the notes upon a change of control or the occurrence of other designated events.
     The reported last sales price of our common stock on the Nasdaq National Market on March 21, 2006 was $7.64 per share. Our common stock is traded on the Nasdaq National Market under the symbol “AMKR.”
     Investing in the notes and the common stock into which the notes are convertible involves risks. See “Risk Factors” beginning on page 4.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This prospectus is dated March 22, 2006

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN ANY PROSPECTUS SUPPLEMENT OR THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

SUMMARY
     This summary highlights some information from this prospectus and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of and consider carefully the more specific details contained in this prospectus. When used in this prospectus, the terms “Amkor,” “we,” “our” and “us” refer to Amkor Technology, Inc. and not to the selling securityholders.
     Amkor is one of the world’s largest subcontractors of semiconductor packaging (sometimes referred to as assembly) and test services. Amkor pioneered the outsourcing of semiconductor packaging and test services through a predecessor in 1968, and over the years has built a leading position by:
•	Providing a broad portfolio of packaging and test technologies and services,
•	Maintaining a leading role in the design and development of new package and test technologies,
•	Cultivating long-standing relationships with customers, including many of the world’s leading semiconductor companies,
•	Developing expertise in high-volume manufacturing processes to provide our services; and
•	Providing a broadly diversified operational scope, with production capabilities in China, Korea, Japan, the Philippines, Singapore, Taiwan and the United States, or the U.S.
     Packaging and test are integral parts of the process of manufacturing semiconductor devices. This process begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating large numbers of individual chips on the wafers. The fabricated wafers are probed to ensure the individual devices meet design specifications. The packaging process creates an electrical interconnect between the semiconductor chip and the system board through wire bonding or bumping technologies. In packaging, individual chips are separated from the fabricated semiconductor wafers, attached to a substrate and then encased in a protective material to provide optimal electrical connectivity and thermal performance. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications. Increasingly, packages are custom designed for specific chips and specific end-market applications. We are able to provide turnkey solutions including semiconductor wafer bumping, wafer probe, wafer backgrind, package design, packaging, test and drop shipment services.
     The semiconductors that we package and test for our customers ultimately become components in electronic systems used in communications, computing, consumer, industrial and automotive applications. Our customers include, among others: Altera Corporation; Avago Technologies, Pte; Freescale Semiconductor, Inc.; Intel Corporation; International Business Machines Corporation (“IBM”); Samsung Electronics Corporation, Ltd.; Sony Semiconductor Corporation; ST Microelectronics, Pte, Ltd.; Texas Instruments, Inc.; and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

     We were incorporated in 1997 in the state of Delaware. Our principal offices are located at 1900 South Price Road, Chandler, AZ 85248. Our telephone number is (480) 821-5000 and our website can be accessed at www.amkor.com. Information contained in our website does not constitute part of this offering memorandum

THE OFFERING

Securities	$100 million aggregate principal amount of notes and shares of our common stock issued upon conversion of the notes.

Maturity	The notes will mature on December 1, 2013 unless earlier redeemed or converted.

Payment of Interest	Interest on the notes at the rate of 6 1/4% per annum is payable semi-annually on June 1 and December 1 of each year, commencing June 1, 2006.

Conversion Rights	The notes are convertible into our common stock at the option of the holder at any time on or before the close of business on the last trading day prior to maturity, unless previously redeemed, at a conversion price of $7.49 per share, subject to adjustment in certain events. See “Description of Notes—Conversion.”

Redemption at the Option of the Company	On or after December 5, 2010, we may, upon at least 15 days’ notice, redeem the notes at the redemption prices set forth herein, together with accrued and unpaid interest and liquidated damages, if any, thereon. See “Description of Notes—Optional Redemption.”

Repurchase Upon Designated Event	The notes are required to be repurchased at 100% of their principal amount together with accrued and unpaid interest and liquidated damages, if any, thereon, at the option of the holder, upon the occurrence of a designated event (i.e., a change of control or a termination of trading (each as defined)). See “Description of Notes—Repurchase at Option of Holders Upon a Designated Event.”

Subordination	The notes are unsecured obligations of Amkor and will be subordinated in right of payment to all of our existing and future senior debt and effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. As of December 31, 2005, we had approximately $1,645.0 million of outstanding indebtedness that would have constituted debt senior to the notes, and the indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on the balance sheet of such subsidiary in accordance with GAAP) that would effectively have been senior to the notes were approximately $486.6 million. See “Description of Notes—Subordination.”

Trading	Our common stock is quoted on the Nasdaq National Market under the symbol “AMKR.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes or the common stock issued upon conversion of the notes.

RISK FACTORS
     Any investment in our notes or our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our notes or our common stock issued upon their conversion. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the price of the notes and our common stock could decline, and you may lose all or part of your investment in the notes and our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.
Risks Related to the Company
Dependence on the Highly Cyclical Semiconductor and Electronic Products Industries — We Operate in Volatile Industries, and Industry Downturns Harm Our Performance.
     Our business is tied to market conditions in the semiconductor industry, which are highly cyclical. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for subcontracted packaging and test services, any downturn in the semiconductor industry or any other industry that uses a significant number of semiconductor devices, such as the personal computer and telecommunication devices industries, could have a material adverse effect on our business and operating results. The semiconductor industry is cyclical by nature and we are periodically impacted by downturns. Over the past several years the semiconductor industry experienced a downturn, which negatively impacted our revenues and margins causing net losses. A significant portion of our operating expenses is fixed in nature, and planned expenditures are based in part on anticipated customer orders, which are subject to material changes. In addition, our fixed operating costs have increased in part as a result of our efforts to expand our capacity through acquisitions, including the acquisition of certain operations and assets in Shanghai, China and Singapore from IBM and Xin Development Co., Ltd. in May 2004, and the acquisition of capital stock of Unitive and UST in August 2004. In the event that forecasted customer demand for which we make advance capital expenditures does not materialize, our liquidity may be materially impacted and our operating results could be adversely affected. Additionally, if current industry conditions deteriorate, we could suffer significant losses, which could materially impact our business including our liquidity.
Fluctuations in Operating Results and Cash Flows — Our Operating Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control.
     Many factors could materially and adversely affect our net sales, gross profit, operating results and cash flows, or lead to significant variability of quarterly or annual operating results. Our profitability and ability to generate cash from operations is dependent upon the utilization of our capacity, semiconductor package mix, the average selling price of our services and our ability to control our costs including labor, material, overhead and financing costs.
     Our operating results and cash flows have varied significantly from period to period. During 2005 our net sales, gross margins, operating income and cash flows have fluctuated significantly as a result of the following factors over which we have little or no control and which we expect to continue to impact our business:

•	fluctuation in demand for semiconductors and conditions in the semiconductor industry;

•	changes in our capacity utilization;

•	declines in average selling prices;

•	changes in the mix of semiconductor packages;

•	evolving package and test technology;

•	absence of backlog and the short-term nature of our customers’ commitments and the impact of these factors on the timing and volume of orders relative to our production capacity;

•	changes in costs, availability and delivery times of raw materials and components;

•	changes in labor costs to perform our services;

•	the timing of expenditures in anticipation of future orders;

•	changes in effective tax rates;

•	the availability and cost of financing;

•	intellectual property transactions and disputes;

•	high leverage and restrictive covenants;

•	warranty and product liability claims;

•	costs associated with litigation judgments and settlements;

•	international events that impact our operations and environmental events such as earthquakes; and

•	difficulties integrating acquisitions and our ability to attract qualified employees to support our geographic expansion.
     We have historically been unable to accurately predict the impact of these factors upon our results for a particular period. These factors, as well as the factors set forth below which have not significantly impacted our recent historical results, may impair our future business operations and may materially and adversely affect our net sales, gross profit, operating results and cash flows, or lead to significant variability of quarterly or annual operating results:
•	loss of key personnel or the shortage of available skilled workers;

•	rescheduling and cancellation of large orders; and

•	fluctuations in our manufacturing yields.
Declining Average Selling Prices — The Semiconductor Industry Places Downward Pressure on the Prices of Our Products.
     Prices for packaging and test services have declined over time. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new packages with higher prices, such as advanced leadframe and laminate packages, by negotiating lower prices with our material vendors, recovering material cost increases from our customers, and by driving engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. During 2005, as compared to 2004, average selling prices increased. Favorable market conditions in 2005 enabled us to selectively increase pricing, improve our product mix, and expand our results in recovering material cost increases. Although we expect continued general downward pressure on average selling prices for our packaging and test services in the future, we plan on continuing efforts to offset price declines by selective price increases in the near term and improving product mix. If our semiconductor package mix does not shift to new technologies with higher prices or we cannot reduce the cost of our packaging and test services to offset a decline in average selling prices, our future operating results will suffer. In addition, we cannot predict customer response to continued attempts to raise prices to cover additional costs and we may lose business.
High Leverage and Restrictive Covenants — Our Substantial Indebtedness Could Adversely Affect Our Financial Condition and Prevent Us from Fulfilling Our Obligations.
     Substantial Leverage. We now have, and for the foreseeable future will continue to have, a significant amount of indebtedness. As of December 31, 2005, our total debt balance was $2,140.6 million, of which $184.4 million was classified as a current liability. In addition, despite current debt levels, the terms of the indentures governing our indebtedness do allow us or our subsidiaries to incur more debt limited by certain restrictions if our interest coverage ratio falls below 2.5 to 1. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.
     Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants. A default and acceleration under one debt instrument may also trigger cross-acceleration under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.
     Our substantial indebtedness could:
•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

     Ability to Service Debt and Fund Other Liquidity Needs. As of December 31, 2005, we had cash and cash equivalents of $206.6 million and $96.7 million available under our new senior secured revolving credit facility. We have prepared a forecast for 2006 which is based on our current expectations regarding revenue growth and associated operating expense and capital spending levels. If our actual results should differ materially from our expectations, our liquidity may be adversely impacted. If that were to occur, we would take steps to adjust our operating costs and capital expenditures to levels necessary to support our incoming business. We may also need to raise additional equity or borrow additional funds to achieve our longer-term business objectives. There can be no assurance, however, that such equity or borrowings will be available or, if available, will be at rates or prices which are acceptable to us. Nevertheless, we believe that our cash flow from operating activities coupled with existing cash balances and availability under our new senior secured revolving credit facility will be sufficient to fund our working capital, debt service and purchases of property, plant and equipment through December 31, 2006, including retiring the remaining $133.0 million of our 5.75% convertible subordinated notes at maturity on June 1, 2006.
Absence of Backlog — The Lack of Contractually Committed Customer Demand May Adversely Affect Our Revenues.
     Our packaging and test business does not typically operate with any material backlog. Our quarterly net sales from packaging and test services are substantially dependent upon our customers’ demand in that quarter. None of our customers have committed to purchase any significant amount of packaging or test services or to provide us with binding forecasts of demand for packaging and test services for any future period, in any amount we deem material. In addition, our customers often reduce, cancel or delay their purchases of packaging and test services. Recently, our customers’ demand for our services has increased and their forecasts have shown a less-than-typical decline for the first quarter of 2006; however, we cannot predict if this demand trend will continue and the forecasted demand will materialize. Because a large portion of our costs is fixed and our expense levels are based in part on our expectations of future revenues, we are not able to adjust costs in a timely manner to compensate for any revenue shortfall, which adversely affects our margins, operating results and cash flows. If customer demand does not materialize, our net sales, margins, operating results and cash flows will be materially and adversely affected.
Risks Associated With International Operations — We Depend on Our Factories and Operations in China, Japan, Korea, the Philippines, Singapore and Taiwan. Many of Our Customers’ and Vendors’ Operations Are Also Located Outside of the U.S.
     We provide packaging and test services through our factories and other operations located in the China, Japan, Korea, the Philippines, Singapore and Taiwan. Moreover, many of our customers’ and vendors’ operations are located outside the U.S. The following are some of the risks inherent in doing business internationally:
•	regulatory limitations imposed by foreign governments;

•	fluctuations in currency exchange rates;

•	political, military and terrorist risks;

•	disruptions or delays in shipments caused by customs brokers or government agencies;

•	unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences resulting from changes in tax laws.
Difficulties Expanding and Evolving Our Operational Capabilities — We Face Challenges as We Integrate New and Diverse Operations and Try to Attract Qualified Employees to Support Our Operations.
     We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations. For example, each business we have acquired had, at the time of acquisition, multiple systems for managing its own production, sales, inventory and other operations. Migrating these businesses to our systems typically is a slow, expensive process requiring us to divert significant amounts of resources from multiple aspects of our operations. This growth has strained our managerial, financial, plant operations and other resources. Future expansions may result in inefficiencies as we integrate new operations and manage geographically diverse operations. Our success depends to a significant extent upon the continued service of our key senior management and technical personnel, any of whom would be difficult to replace. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel. Additionally, as part of our ongoing strategic planning, we evaluate our management team and engage in long-term succession planning in order to ensure orderly replacement of key personnel. We cannot assure you that we will be successful in these efforts or in hiring and properly training sufficient numbers of qualified personnel and in effectively managing our growth. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.
Dependence on Materials and Equipment Suppliers — Our Business May Suffer If The Cost, Quality or Supply of Materials or Equipment Changes Adversely.
     We obtain from various vendors the materials and equipment required for the packaging and test services performed by our factories. We source most of our materials, including critical materials such as leadframes, laminate substrates and gold wire, from a limited group of suppliers. Furthermore, we purchase the majority of our materials on a purchase order basis. From time to time, we enter into supply agreements, generally up to one year in duration, to guarantee supply to meet projected demand. Such agreements may generally be terminated at the option of either party with 90-days written notice. Our business may be harmed if we cannot obtain materials and other supplies from our vendors: in a timely manner, in sufficient quantities, in acceptable quality or at competitive prices.
     The average price of gold and other commodities used in our processes have been increasing over the past few years. Although we have been able to partially offset the effect of these price increases through price adjustments to customers and changes in our product designs, prices may continue to increase. To the extent that we are unable to offset these increases in the future, our gross margins could be negatively impacted.
Capital Additions — We Believe We Need To Make Substantial Capital Additions, Which May Adversely Affect Our Business.
     We believe that our business requires us to make significant capital additions in order to address what we believe is an overall trend in outsourcing of packaging and test services. The amount of capital additions will depend on several factors including, among others, the performance of our business, the need for additional capacity to service anticipated customer demand and the availability of suitable financing. Our ongoing capital addition requirements may strain our cash and short-term asset balances, and we expect that depreciation expense and factory operating expenses associated with our capital additions to increase production capacity, will put downward pressure on our near-term gross margin. In addition, there can be no assurance that we will be able to recover these additions with future demand for our services.

Increased Litigation Incident to Our Business — Our Business May Suffer as a Result of Our Involvement in Various Lawsuits.
     We are currently a party to various legal proceedings, including those described in Part I, Item 3 “Legal Proceedings” in our Annual Report on Form 10-K incorporated by reference into this prospectus. Much of our recent increase in litigation relates to an allegedly defective epoxy compound, formerly used in some of our products, which is alleged to be responsible for certain semiconductor chip failures. We have recently settled all but one of the outstanding mold compound litigation matters. If an unfavorable ruling was to occur in the remaining legal proceeding or other customers were to make similar claims, there exists the possibility of a material adverse impact on our operating results in the period in which the ruling occurs. The estimate of the potential impact from legal proceedings on our financial position or results of operations could change in the future.
Rapid Technological Change — Our Business Will Suffer If We Cannot Keep Up With Technological Advances in Our Industry.
     The complexity and breadth of semiconductor packaging and test services are rapidly changing. As a result, we expect that we will need to offer more advanced package designs in order to respond to competitive industry conditions and customer requirements. Our success depends upon our ability to develop and implement new manufacturing processes and package design technologies. The need to develop and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. In addition, converting to new package designs or process methodologies could result in delays in producing new package types, which could adversely affect our ability to meet customer orders.
     Technological advances also typically lead to rapid and significant price erosion and may make our existing products less competitive or our existing inventories obsolete. If we cannot achieve advances in package design or obtain access to advanced package designs developed by others, our business could suffer.
Competition — We Compete Against Established Competitors in the Packaging and Test Business.
     The subcontracted semiconductor packaging and test market is very competitive. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant processing capacity, financial resources, research and development operations, marketing and other capabilities. These companies also have established relationships with many large semiconductor companies that are our current or potential customers. On a larger scale, we also compete with the internal semiconductor packaging and test capabilities of many of our customers.
Environmental Regulations — Future Environmental Regulations Could Place Additional Burdens on Our Manufacturing Operations.
     The semiconductor packaging process uses chemicals and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign facilities we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. Federal, state and local regulations in the U.S., as well as international environmental regulations, impose various controls on the storage, handling, discharge and disposal of chemicals used in our production processes and on the factories we occupy.
     Increasingly, public attention has focused on the environmental impact of semiconductor operations and the risk to neighbors of chemical releases from such operations. In the future, applicable land use and environmental regulations may impose upon us the need for additional capital equipment or other process requirements, restrict our ability to expand our operations, subject us to liability or cause us to curtail our operations.

Protection of Intellectual Property — We May Become Involved in Intellectual Property Litigation.
     We maintain an active program to protect our investment in technology by augmenting and enforcing our intellectual property rights. Intellectual property rights that apply to our various products and services include patents, copyrights, trade secrets and trademarks. We have filed and obtained a number of patents in the U.S. and abroad the duration of which varies depending on the jurisdiction in which the patent is filed. While our patents are an important element of our intellectual property strategy and our success, as a whole we are not materially dependent on any one patent or any one technology. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications. In addition, any patents we obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us.
     We may need to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. We are currently involved in two legal proceedings involving the acquisition of intellectual property rights, or the enforcement of our existing intellectual property rights. We refer you to the matters of Amkor Technology, Inc. v. Carsem, et al. and Amkor Technology, Inc. v. Motorola, Inc. which are described in more detail in Part I, Item 3 “Legal Proceedings” in our Annual Report on Form 10-K incorporated by reference into this prospectus.
     The semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes an enforceable infringement claim against us, we could be required to:
•	discontinue the use of certain processes;

•	cease to provide the services at issue;

•	pay substantial damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology we had allegedly infringed.
     From time to time, we receive inquiries regarding possible conflicts with the intellectual property rights of other parties. In some cases it may become necessary to enter into licenses or other agreements with these parties or with other third parties to strengthen or defend our intellectual property position, or to acquire additional intellectual property rights. We have not accrued a loss or established a reserve for payments, if any, that we may need to make under any such licenses or agreements, as we are not currently able to make a reasonable estimate of the amounts of any such losses or payments, if any.
     If we fail to obtain necessary licenses or if we are subjected to litigation relating to patent infringement or other intellectual property matters, our business could suffer. We are currently involved in a legal proceeding involving the alleged intellectual property rights of a third party. We refer you to the matter of Tessera, Inc. v. Amkor Technology, Inc., which is described in more detail in Part I, Item 3 “Legal Proceedings” in our Annual Report on Form 10-K incorporated by reference into this prospectus.
Continued Control By Existing Stockholders — Mr. James J. Kim and Members of His Family Can Substantially Control The Outcome of All Matters Requiring Stockholder Approval.
     As of January 31, 2006, Mr. James J. Kim, our Chief Executive Officer and Chairman of the Board, and

members of his family beneficially owned approximately 46.0% of our outstanding common stock. This percentage includes beneficial ownership of the securities underlying our 6.25% convertible subordinated notes due 2013. Mr. James J. Kim’s family, acting together, substantially control all matters submitted for approval by our stockholders. These matters could include:
•	the election of all of the members of our Board of Directors;

•	proxy contests;

•	mergers and acquisitions involving our company;

•	tender offers; and

•	open market purchase programs or other purchases of our common stock.
Risks Related to the Notes
Existing and Future Indebtedness — Our Indebtedness Could Adversely Affect Our Financial Condition, and We May Incur Substantially More Debt.
     As of December 31, 2005 we had approximately $2,140.6 million aggregate principal amount of consolidated indebtedness. Our indebtedness could adversely affect us. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	place us at a competitive disadvantage relative to our competitors with less debt.
     In addition, the notes require the dedication of a substantial portion of our cash flow from operations to the payment of the principal of, and interest on, our existing and future indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes.
     We may incur additional indebtedness in the future. The terms of the notes do not, and the terms of our existing and future indebtedness may not, prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.
Subordination of Notes — The Notes Will Be Subordinated To All of Our Senior Debt.
     The notes are our unsecured obligations, subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of Senior Debt of all Senior Debt, whether outstanding on the date of the Indenture or incurred thereafter, and will rank equal in right of payment to our outstanding 5.75% Convertible Subordinated Notes due 2006 and 5% Convertible Subordinated Notes due 2007. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all Senior Debt has been paid in full in cash or other payment satisfactory to the holders of Senior Debt has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes does not prohibit or limit the incurrence of Senior Debt by us or the incurrence of other indebtedness and liabilities by us. The incurrence of additional indebtedness and liabilities could adversely affect our ability to pay our obligations on the notes. As of December 31, 2005, we had approximately $1,645.0 million of outstanding Senior Debt. We anticipate that from time to time we may incur additional indebtedness, including Senior Debt.
Effective Subordination of the Notes to Liabilities of our Subsidiaries — Your Right to Receive Payments on the Notes from Funds Provided By Our Subsidiaries is Junior in Right of Payment to the Claims of the Creditors of Our Subsidiaries.
     We conduct a large portion of our operations through our subsidiaries. Accordingly, our ability to meet our cash obligations is dependent upon the ability of our subsidiaries to make cash payments to us. We expect distributions from our subsidiaries to be a large source of funds for payment of the interest on the notes. The claims of creditors (including trade creditors) of any subsidiary will generally have priority as to the assets of such subsidiary over the claims of the holders of the notes. In the event of a liquidation of any of our subsidiaries, our right to receive the assets of any such subsidiary (and the resulting right of the holders of the notes to participate in the distribution of the proceeds of those assets) will effectively be subordinated by operation of law to the claims of creditors (including trade creditors) of such subsidiary and holders of such subsidiary’s preferred stock and any guarantees by such subsidiary of our indebtedness, such as the subsidiary guarantees under our other notes and our senior secured credit facilities. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of our creditors or a marshaling of our assets or liabilities, holders of the notes may receive ratably less than other such creditors or interest holders. As of December 31, 2005, our subsidiaries had approximately $486.6 million of outstanding indebtedness and other liabilities (excluding intercompany debt).
No Covenants — The Notes Will Not Be Protected By Restrictive Covenants.
     The indenture governing the notes does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture does not contain any covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a fundamental change except as described under “Description of Notes—Repurchase at Option of Holders Upon a Designated Event.”
Repurchase of Notes — We May Not Have the Ability to Repurchase the Notes.
     Upon the occurrence of a fundamental change (as defined in the indenture governing the notes), we would be required under the indenture governing the notes to repurchase up to all outstanding notes at the option of the holders of such notes. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all notes tendered by the holders. A fundamental change would also constitute an event of default under our credit agreement, which would prohibit us from repurchasing any notes. Any future credit agreements or other agreements relating to other indebtedness to which we become a party may contain similar restrictions and provisions. If we do not obtain a consent to the repurchase of the notes, we may remain prohibited from repurchasing the notes. Any failure to repurchase the notes when required will result in an event of default under the indenture. For more information, see “Description of Notes—Repurchase at Option of Holders Upon a Designated Event.”
Make Whole Premium Upon a Change of Control — The Make Whole Premium That May be Payable Upon Conversion in Connection With a Change of Control May Not Adequately Compensate You For the Lost Option Time Value of Your Notes as a Result of Such Change of Control.
     If you convert notes in connection with a Change of Control (as defined below), we may be required to pay a Make Whole Premium (as defined below) by increasing the Conversion Rate (as defined below).

The make whole payment is described under “Description of Notes—Make Whole Premium upon a Change of Control.” While the Make Whole Premium is designed to compensate you for the lost option time value of your notes as a result of a Change of Control, the make whole amount is only an approximation of such lost value and may not adequately compensate you for such loss.
No Prior Market for the Notes — You Cannot Be Sure That a Public Market Will Develop For the Notes, and Initially There Will Be Restrictions on Resale of the Notes.
     No notes or shares of Common Stock issued upon conversion of notes may be transferred or exchanged until November 18, 2006; provided, however, that a holder of notes or shares of Common Stock issued upon conversion of notes may transfer such securities to an Affiliated Entity (as defined below), provided that such Affiliated Entity agrees to be bound by the transfer provisions of the Indenture and the Investors Rights Agreement.
     Prior to this offering, there has been no trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. Accordingly, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If a public market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.
     In addition, the liquidity and the market price of the notes may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects of the companies in our industry. The market price of the notes may also be significantly affected by the market price of our common stock, which could be subject to wide fluctuations in response to a variety of factors, including those described in this “Risk Factors” section. As a result, you cannot be sure that a public market will develop for the notes.
Volatility of Notes — Volatile Trading Prices May Require You to Hold the Notes For an Indefinite Period of Time.
     If a market develops for the notes, the notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions, our declaration of dividends (particularly in light of changes that have occurred in recent years, as well as changes that might occur in future years, in the treatment of dividends under recent U.S. tax laws) and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. The market for the notes may be subject to such fluctuations or disruptions, which could have an adverse effect on the price of the notes. You should be aware that you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.
Volatility of Common Stock — The Price of Our Common Stock Continues to be Highly Volatile.
     Based on the trading history of our common stock, we believe that the factors described above under “—Risks Related to the Company—Fluctuations in Operating Results and Cash Flows—Our Operating Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control” have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially and are likely to have an effect on the trading price of the notes:
     Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of these companies. Market volatility may adversely affect the market price of our common stock, which could affect the price of the notes and limit our ability to raise capital or to make acquisitions, which could have an adverse effect on our business.
Dilution — The Issuance of Shares of Common Stock Upon Conversion of the Notes May Have a Dilutive Effect.
     The issuance of shares of our common stock upon the conversion of the notes will dilute the ownership interests of existing stockholders, except to the extent of the person converting the notes. The issuance of shares of our common stock upon conversion of the notes may also have the effect of reducing our net income per share from levels otherwise expected and could reduce the market price of our common stock unless revenue growth or cost savings sufficient to offset the effect of such issuance can be achieved. In addition, the existence of the notes may encourage short selling by market participants due to this potential dilution.

FORWARD-LOOKING STATEMENTS
          This prospectus, including the sections entitled “Summary” and “Risk Factors,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.
          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither any other person nor we assume responsibility for the accuracy and completeness of such statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Investor Relations Department
Attn: Jeffrey Luth
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248
Tel: (480) 821-5000 ext. 5130

USE OF PROCEEDS
          We will not receive any proceeds from the sale by any selling security holder of the notes or the common stock issued upon their conversion.
RATIO OF EARNINGS TO FIXED CHARGES
          The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Fiscal Year Ended
	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
          We have calculated the ratio of earnings to fixed charges by dividing (1) the sum of (x) income (loss) before income taxes, equity investment earnings (losses), minority interests and discontinued operations plus (y) fixed charges by (2) fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and one-third of rental expense. We believe that one-third of rental expense is representative of the interest factor of rental payments under our operating leases. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2001. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $438.5 million of earnings in the year ended December 31, 2001. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2002. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $564.3 million of earnings in the year ended December 31, 2002. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2003. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $45.3 million of earnings in the year ended December 31, 2003. The ratio of earnings to fixed charges was less than 1:1 for 2004. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $21.4 million of earnings in 2004. The ratio of earnings to fixed charges was less than 1:1 for 2005. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $144.9 million of earnings in 2005.

DESCRIPTION OF NOTES
          The notes were issued under an indenture dated November 18, 2005 (the “Indenture”) between us and U.S. Bank National Association, as trustee (the “Trustee”). A copy of the Indenture and the Investor Rights Agreement referred to below is available as set forth under “—Additional Information” below. The following is a summary of certain provisions of the Indenture and the Investor Rights Agreement and does not purport to be complete. Reference should be made to all provisions of the Indenture and the Registration Agreement, including the definitions therein of certain terms. Certain definitions of terms used in the following summary are set forth under “—Certain Definitions” below. As used in this section, the “we,” “our,” or “us” means Amkor Technology, Inc., but not any of its Subsidiaries, unless the context requires otherwise.
General
          The notes are our unsecured obligations, subordinated in right of payment to all Senior Debt as described under “—Subordination” and convertible into shares of our common stock as described under “—Conversion.” The notes will mature on December 1, 2013 (the “Maturity Date”) and will be limited to an aggregate principal amount of $100 million. The notes are issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers thereof are registrable without charge therefor, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such an exchange or transfer.
          The notes accrue interest at a rate of 6 1/4% per annum from November 18, 2005, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest is payable semi-annually in arrears on June 1 and December 1 of each year beginning June 1, 2006. Interest is paid to the person in whose name a note is registered at the close of business on the May 15 or November 15 immediately preceding the relevant interest payment date (other than with respect to a note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Designated Event on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date (in which case accrued interest shall be payable (unless such note or portion thereof is converted) to the holder of the note or portion thereof redeemed or repurchased)). Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The notes are redeemable at our option prior to maturity only on or after December 5, 2010, as described under “—Optional Redemption.”
          If we do not comply with certain deadlines set forth in the Investor Rights Agreement with respect to the registration of the notes or the common stock issuable upon conversion thereof for resale under a shelf registration statement, holders of the notes and/or the common stock issued upon conversion thereof will be entitled to Liquidated Damages. See “—Registration Rights” below.
          Principal of, premium, if any, interest and Liquidated Damages, if any, on the notes will be payable at the office or agency we maintain for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, our office or agency maintained for such purpose will be the principal corporate trust office of the Trustee.
          The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of additional indebtedness or the issuance or repurchase of our securities. The notes are not guaranteed by any of our subsidiaries.

Conversion
          The holders of the notes are entitled at any time on or before the close of business on the last trading day prior to the Maturity Date of the notes, subject to prior redemption or repurchase, to convert any notes or portions thereof (in denominations of $1,000 or multiples thereof) into our common stock, at the conversion price of $7.49 per share of common stock, subject to adjustment as described below, including with respect to the Make Whole Premium (the “Conversion Price”). Except as described below, no adjustment will be made on conversion of any notes for interest or Liquidated Damages, if any, accrued thereon or for dividends on any common stock issued. If notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such notes must be accompanied by funds equal to the interest and Liquidated Damages, if any, payable on such succeeding interest payment date on the principal amount so converted unless there exists at the time of conversion a default in the payment of interest or Liquidated Damages, if any, on the notes. We are not required to issue fractional shares of common stock upon conversion of the notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the common stock on the last trading day prior to the date of conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption, unless we default in payment of the redemption price, in which case the conversion right will terminate at the close of business on the trading day preceding the date such default is cured. In the event any holder exercises its right to require us to repurchase notes upon a Designated Event, such holder’s conversion right will terminate on the close of business on the Designated Event Offer Termination Date (as defined), unless we default in the payment due upon repurchase or the holder elects to withdraw the submission of election to repurchase. See “—Repurchase at Option of Holders Upon a Designated Event.”
          The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. Such notice of conversion can be obtained from the Trustee. Beneficial owners of interests in a Global Note (as defined) may exercise their right of conversion by delivering to The Depository Trust Company (“DTC”) the appropriate instruction form for conversion pursuant to DTC’s conversion program. The conversion date shall be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid or the holder shall have established to our reasonable satisfaction that such tax has been paid.
          The Conversion Price is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of common stock as a dividend or distribution on common stock; (ii) certain subdivisions and combinations of the common stock; (iii) the issuance to all or substantially all holders of common stock of certain rights or warrants to purchase common stock at a price per share less than the current market price (as defined in the Indenture); (iv) the dividend or other distribution to all holders of common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of common stock; and (vi) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries requiring the payment to stockholders of such shares deemed accepted by us, up to any maximum, of an aggregate consideration having a fair market value exceeding the current market price per share of Common Stock on the trading day next succeeding the last date tenders could have been made pursuant to such tender offer. In lieu of adjusting the Conversion Price pursuant to clause (iv) or (v) above, we may reserve shares, evidences of indebtedness, assets or cash for distribution to holders upon their conversion of notes.
          In the case of (i) any reclassification or change of the common stock or (ii) a consolidation, merger or combination involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety, in each case as a result of which holders of common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (except that such holder will not receive the Make Whole Premium if such holder does not convert its notes “in connection with” the relevant Designated Event (as defined below) that constitutes a Change of Control; a conversion of the notes by a Holder will be deemed for these purposes to be “in connection with” a Change of Control if the notice of such conversion is provided in compliance with Article XII of the Indenture to the conversion agent on or subsequent to the date 10 trading days prior to the date announced by us as the anticipated Designated Event Date (as defined below) but before the close of business on the business day immediately preceding the related Designated Event Payment Date (as defined below)) (assuming, in a case in which our stockholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and would have received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a Designated Event requiring us to offer to repurchase the notes. See “—Repurchase at Option of Holders Upon a Designated Event.”
          In the event of a taxable distribution to holders of common stock (or other transaction) that results in any adjustment of the Conversion Price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. Moreover, in certain other circumstances, the absence of such an adjustment of the Conversion Price may result in a taxable dividend to the holders of common stock. See “Certain United States Federal Income Tax Considerations.”
          We may from time to time, to the extent permitted by law, reduce the Conversion Price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days’ notice of such decrease, if the board of directors has made a determination that such decrease would be in the best interests of the company, which determination shall be conclusive. We may, at our option, make such reductions in the Conversion Price, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.
          No adjustment in the Conversion Price will be required unless such adjustment would require the Conversion Price then in effect to change at least 1%; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.
Subordination
          The payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or other payment satisfactory to the holders of Senior Debt of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to our creditors in a liquidation or dissolution of us or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash or other payment satisfactory to the holders of Senior Debt of all Senior Debt of all obligations in respect of such Senior Debt before the holders of notes will be entitled to receive any payment with respect to the notes. The notes will rank equal in right of payment to our outstanding 5.75% Convertible Subordinated Notes due 2006 and 5% Convertible Subordinated Notes due 2007.
          In the event of any acceleration of the notes because of an Event of Default, the holders of any Senior Debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to the holders of such Senior Debt of all obligations in respect of such Senior Debt before the holders of the notes are entitled to receive any payment or distribution in respect thereof. If payment of the notes is accelerated because of an Event of Default, we or the Trustee shall promptly notify the holders of Senior Debt or the trustee(s) for such Senior Debt of the acceleration.
          We also may not make any payment upon or in respect of the notes or acquire any notes upon a Designated Event or otherwise until all Senior Debt has been paid in full in cash or other payment satisfactory to the holders of the Senior Debt if (i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) a default, other than a payment default, occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from us or other Person permitted to give such notice under the Indenture. Payments on the notes may and shall be resumed and we may acquire notes (a) in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist or (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of the Senior Debt has not been accelerated. No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.
          By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of Senior Debt may receive more, ratably, and holders of the notes may receive less, ratably, than the other creditors of us. Such subordination will not prevent the occurrences of any Event of Default under the Indenture.
          The notes are our obligations exclusively. However, since our operations are primarily conducted through Subsidiaries, the cash flow and our consequent ability to service its debt, including the notes, are primarily dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our Subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations.
          Any right we have to receive assets of any of our Subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such Subsidiary, in which case our claims would still be subordinate to any prior security interests in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by us.

          As of December 31, 2005, we had approximately $1,645.0 million of outstanding indebtedness that would have constituted Senior Debt, and the debt and other liabilities of our subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on the balance sheet of such subsidiary in accordance with GAAP) that would effectively have been senior to the notes were approximately $486.6 million. The Indenture does not limit the amount of additional indebtedness, including Senior Debt, that we can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness and other liabilities that any Subsidiary can create, incur, assume or guarantee.
          In the event that, notwithstanding the foregoing, the Trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the notes before all Senior Debt is paid in full in cash or other payment satisfactory to the holders of Senior Debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.
Optional Redemption
          On or after December 5, 2010, the notes may be redeemed at our option, in whole or from time to time in part, on not less than 30 nor more than 60 days’ prior written notice to the holders thereof by first class mail, at the following redemption prices (expressed as percentages of principal amount) if redeemed during the 12-month period beginning December 1 of each year indicated (December 5 with respect to 2010), plus accrued and unpaid interest and Liquidated Damages, if any, to the date fixed for redemption:

Year	Redemption Price
2010	102.344%
2011	101.563%
2012	100.781%
and 100% at December 1, 2013.
Selection and Notice
          If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not so listed, on a pro rata basis by lot or by any other method that the Trustee considers fair and appropriate. The Trustee may select for redemption a portion of the principal of any note that has a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The Trustee will make the selection from notes outstanding and not previously called for redemption; provided that if a portion of a holder’s notes are selected for partial redemption and such holder converts a portion of such notes, such converted portion shall be deemed to be taken from the portion selected for redemption.
          Provisions of the Indenture that apply to the notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. Upon surrender of a note that is redeemed in part only, we will execute and the Trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

          On and after the redemption date, unless we shall default in the payment of the redemption price, interest and Liquidated Damages, if any, will cease to accrue on the principal amount of the notes or portions thereof called for redemption and for which funds have been set apart for payment. In the case of notes or portions thereof redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment and Liquidated Damages, if any, due on such date shall be paid to the person in whose name the note is registered at the close of business on the relevant record date.
          The notes are not entitled to any sinking fund.
Repurchase at Option of Holders Upon a Designated Event
          Upon the occurrence of a Designated Event, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes pursuant to the offer described below (the “Designated Event Offer”) at an offer price in cash equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the “Designated Event Payment”). Within 20 days following any Designated Event, we will mail a notice to each holder describing the transaction or transactions that constitute the Designated Event and offering to repurchase notes pursuant to the procedures required by the Indenture and described in such notice.
          We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Designated Event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.
          On the date specified for termination of the Designated Event Offer, we will, to the extent lawful, (i) accept for payment all notes or portions thereof properly tendered pursuant to the Designated Event Offer, (ii) deposit with the paying agent an amount equal to the Designated Event Payment in respect of all notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by us.
          The foregoing provisions would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.
          The right to require us to repurchase notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Change of Control or other attempts to acquire control of us. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our board of directors or is favorable to the stockholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management.
          Except as described above with respect to a Designated Event, the Indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we or our Subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of its assets, the liquidation of us or similar transactions, that would not constitute a Designated Event under the Indenture, but that would increase the amount of Senior Debt (or any other indebtedness) outstanding at such time or substantially reduce or eliminate our assets.

          The terms of our existing or future credit or other agreements relating to debt (including Senior Debt) restrict and in certain circumstances may prohibit us from purchasing any notes and may also provide that a Designated Event, as well as certain other change of control events with respect to us, would constitute an event of default thereunder. In the event a Designated Event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of its then-existing lenders to the purchase of notes or could attempt to refinance the debt that contain the prohibition. If we do not obtain such a consent or repay such debt, we would remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under the terms of other debt that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of notes.
          A “Designated Event” will be deemed to have occurred upon a Change of Control or a Termination of Trading.
          A “Change of Control” will be deemed to have occurred when: (i) any person has become an Acquiring Person, (ii) we consolidate with or merge into any other Person, or convey, transfer, or lease all or substantially all of our assets to any person, or any other Person merges into us, and, in the case of any such transaction, our outstanding common stock is changed or exchanged as a result, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the Person resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iii) any time the Continuing Directors do not constitute a majority of our board of directors (or, if applicable, a successor corporation to us); provided that a Change of Control shall not be deemed to have occurred if either (x) the last sale price of the common stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 105% of the Conversion Price in effect on the date of such Change of Control or (y) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.
          The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of “all or substantially all” of the assets of us. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a lease, transfer or conveyance of less than all of our assets to another person or group may be uncertain.
          “Continuing Directors” means, as of any date of determination, any member of our board of directors who (i) was a member of such board of directors on the date of the Indenture or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.
          A “Termination of Trading” will be deemed to have occurred if the common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

Make Whole Premium Upon a Change of Control
          If there shall have occurred a Designated Event that constitutes a Change of Control, the Company shall pay a “Make Whole Premium” to the Holders of the Convertible Subordinated Notes who convert their Convertible Subordinated Notes during the period beginning 10 trading days before the anticipated Designated Event Date and ending at the close of business on the business day immediately preceding the Designated Event Payment Date by increasing the Conversion Rate for such Convertible Subordinated Notes. The number of additional shares of Common Stock per $1,000 principal amount of Convertible Subordinated Notes constituting the Make Whole Premium shall be determined by reference to the table below, based on the Designated Event Date and the Stock Price on such Designated Event Date; provided that if the Stock Price or Designated Event Date are not set forth on the table: (i) if the actual Stock Price on the Designated Event Date is between two Stock Prices on the table or the actual Designated Event Date is between two Designated Event Dates on the table, the Make Whole Premium will be determined by a straight-line interpolation between the Make Whole Premiums set forth for the two Stock Prices and the two Designated Event Dates on the table based on a 365-day year, as applicable, (ii) if the Stock Price on the Designated Event Date exceeds $17.28 per share, subject to adjustment as set forth herein, no Make Whole Premium will be paid, and (iii) if the Stock Price on the Designated Event Date is less than $5.76 per share, subject to adjustment as set forth herein, no Make Whole Premium will be paid. If Holders of the Common Stock receive only cash in the Designated Event, the Stock Price shall be the cash amount paid per share of the Common Stock in connection with the Designated Event. Otherwise, the Stock Price shall be equal to the average Closing Prices of the Common Stock for each of the 10 trading days immediately preceding, but not including, the applicable Designated Event Date.
Make Whole Premium Upon a Designated Event Date (Number of Additional Shares)

Effective	Stock Prices
Date	$ 5.76	$ 6.91	$ 8.06	$ 9.22	$ 10.37	$ 11.52	$ 12.67	$ 13.82	$ 14.98	$ 16.13	$ 17.28
12/01/05	40.0641	26.7762	18.2390	12.5378	8.6034	5.8263	3.8383	2.4050	1.3747	0.6528	0.1952
12/01/06	39.1834	25.6286	17.1427	11.5743	7.7956	5.1717	3.3227	2.0101	1.0825	0.4536	0.0890
12/01/07	37.8639	24.0356	15.6240	10.2565	6.7285	4.3455	2.7128	1.5834	0.8025	0.2881	0.0243
12/01/08	35.7676	21.4579	13.0813	8.0686	4.9558	2.9740	1.6911	0.8479	0.3057	0.0247	0.0000
12/01/09	32.5264	17.0598	8.7939	4.4605	2.2112	1.0336	0.3925	0.0515	0.0000	0.0000	0.0000
12/01/10	30.0488	9.5172	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
12/01/11	31.9061	9.4916	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
12/01/12	34.8167	9.9951	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
12/01/13	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
          The Stock Prices set forth in the first column of the table above will be adjusted as of any date on which the Conversion Rate of the Securities is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of additional shares set forth in the table above will be adjusted in the same manner as the Conversion Rate as set forth “—Conversion” and in the Indenture, other than as a result of an adjustment of the Conversion Rate by adding the Make Whole Premium as described above.
          For purposes of giving effect to the Make Whole Premium, the Conversion Price of the Convertible Subordinated Notes following payment of the Make Whole Premium shall be equal to the product of (a) the Conversion Price immediately prior to payment of the Make Whole Premium and (b) the fraction obtained by dividing (i) the Conversion Rate immediately prior to payment of the Make Whole Premium by (ii) the Conversion Rate immediately after payment of the Make Whole Premium.

          Notwithstanding the foregoing paragraphs, in no event will the total number of shares of Common Stock issuable upon conversion of a Convertible Subordinated Note exceed 173.6111 per $1,000 principal amount of Convertible Subordinated Notes, subject to proportional adjustment in the same manner as the Conversion Price as set forth in clauses (a) through (d) of Section 12.05 hereof.
          By delivering the amount of cash and/or the number of shares of Common Stock issuable on conversion to the Trustee, the Company will be deemed to have satisfied its obligation to pay the principal amount of the Convertible Subordinated Notes so converted and its obligation to pay accrued and unpaid interest attributable to the period from the most recent Interest Payment Date through the date of conversion (which amount will be deemed paid in full rather than cancelled, extinguished or forfeited).
Merger and Consolidation
          The Indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another corporation as an entirety or substantially as an entirety unless either (a)(i) we shall be the surviving or continuing corporation or (ii) the corporation formed by or surviving any such consolidation or merger (if other than us) or the corporation which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, and premium, if any, and interest on, and Liquidated Damages, if any, with respect to, all the notes and the performance of every covenant of the Company under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (b) immediately after such transaction no Default or Event of Default exists; and (c) we or such person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.
          For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of us, the capital stock of which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of the properties and assets of us.
          Upon any consolidation, merger, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor corporation formed by such consolidation or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture with the same effect as if such successor had been named as the company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the notes.
Limitation on Transfer
          No notes or shares of Common Stock issued upon conversion of notes may be transferred or exchanged until November 18, 2006; provided, however, that a holder of notes or shares of Common Stock issued upon conversion of notes may transfer such securities to an Affiliated Entity, provided that such Affiliated Entity agrees to be bound by the transfer provisions of the Indenture and the Investors Rights Agreement.

          “Affiliated Entities” means James J. Kim and his estates, spouses, ancestors and lineal descendants (and spouses thereof), the legal representatives of any of the foregoing, and the trustee of any bona fide trust of which one or more of the foregoing are sole beneficiaries or the grantors, or any Person of which any of the forgoing, individually or collectively, beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least a majority of the total voting power of all classes of Capital Stock of such Person (exclusive of any matters as to which class voting rights exist).
Registration Rights
          In connection with the initial private placement of the notes, we entered into an investor rights agreement (the “Investor Rights Agreement”) for the benefit of the holders of the notes. Pursuant to the Investor Rights Agreement, we have filed, for the benefit of the holders of the notes and common stock issued upon conversion of the notes, this shelf registration statement (the “Shelf Registration Statement”) with the SEC with respect to resales of the notes and the common stock issuable upon conversion of the notes. We will use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective under the Securities Act for a period of three years from November 18, 2005, or for such shorter period that will terminate when all Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or cease to be outstanding or otherwise to be Registrable Securities.
          In the event that (a) the Shelf Registration Statement is not declared effective on or prior to November 18, 2006, (b) after effectiveness, subject to our ability to suspend the use of the Shelf Registration Statement as described in the Investor Rights Agreement, the Shelf Registration Statement fails to be effective or usable by the Holders without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the 1934 Act that cures the failure to be effective or usable, or (c) the Shelf Registration Statement is unusable by the Holders for any reason, and the aggregate number of days in any consecutive three-month or twelve-month period, as applicable, for which the Shelf Registration Statement shall not be usable exceeds the Suspension Period (as defined below) (each such event being a “Registration Default”), additional interest, as liquidated damages (“Liquidated Damages”), will accrue at a rate per annum of one-quarter of one percent (0.25%) of the principal amount of the notes for the first 90-day period from day following the Registration Default, and thereafter at a rate per annum of one-half of one percent (0.50%) of the principal amount of the notes, provided that in no event shall Liquidated Damages accrue at a rate per annum exceeding one half of one percent (0.50%) of the issue price of the Securities; provided further that no Liquidated Damages shall accrue after the third anniversary of the date of this Agreement; provided further that Liquidated Damages shall not accrue under clauses (b) and (c) above with respect to any holder that is not named as a Selling Holder in the Shelf Registration Statement; and provided further that no Liquidated Damages shall accrue if, pursuant to the Investor Rights Agreement, we defer the effectiveness of the Shelf Registration Statement, for a reasonable period not to exceed 45 days if we are engaged in non-public negotiations or other non-public business activities, disclosure of which would be required in such Shelf Registration Statement (but would not be required if such Shelf Registration Statement were not filed), and the board of directors or a committee of our board of directors of us determines in good faith that such disclosure would have a material adverse effect on us and its subsidiaries taken as a whole. Upon the cure of all Registration Defaults then continuing, the accrual of Liquidated Damages will automatically cease and the interest rate borne by the notes will revert to the original interest rate at such time. Holders who have converted notes into Common Stock will not be entitled to receive any Liquidated Damages with respect to such Common Stock or the issue price of the notes converted.
          “Registrable Securities” shall mean all or any of the notes issued from time to time under the Indenture in registered form, and the shares of Common Stock issuable upon conversion of such notes; provided, however, that any such notes or the Common Stock issuable upon conversion of the notes shall cease to be Registrable Securities when (i) a Shelf Registration Statement with respect to such notes or the Common Stock issuable upon conversion of the notes shall have been declared effective under the 1933 Act and such notes shall have been disposed of pursuant to such Shelf Registration Statement, (ii) such notes have been sold or transferred to the public pursuant to Rule l44, if available (or any similar provision then in force, including Rule 144(k) but not Rule 144A) under the 1933 Act, or (iii) such notes shall have ceased to be outstanding.
          In accordance with the Investor Rights Agreement, we will provide or cause to be provided to each holder of the notes, or the common stock issuable upon conversion of the notes, copies of this prospectus, which is a part of the Shelf Registration Statement, notify or cause to be notified to each such holder when the Shelf Registration Statement for the notes or the common stock issuable upon conversion of the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes or the common stock issuable upon conversion of the notes. A holder of notes or the common stock issuable upon conversion of the notes that sells such securities pursuant to a Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Investor Rights Agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).
          We may suspend the use of this prospectus which is a part of the Shelf Registration Statement for a period not to exceed 45 days in any three-month period or an aggregate of 90 days in any twelve-month period (any such period being referred to as a “Suspension Period”) under certain circumstances including pending corporate developments, public filings with the SEC and similar events. We will pay all expenses of the Shelf Registration Statement; provided, however, that each holder shall bear the expense of any broker’s commission, agency fee or underwriter’s discount or commission.
Events of Default and Remedies
          An Event of Default is defined in the Indenture as being (i) default in payment of the principal of, or premium, if any, on the notes, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) default for 30 days in payment of any installment of interest on or Liquidated Damages with respect to the notes, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) default by us for 60 days after notice in the observance or performance of any other covenants in the Indenture; (iv) default in the payment of the Designated Event Payment in respect of the notes on the date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture; (v) our failure to provide timely notice of a Designated Event; (vi) our failure or any Material Subsidiary to make any payment at maturity, including any applicable grace period, in respect of indebtedness for borrowed money of, or guaranteed or assumed by, the Company or any Material Subsidiary, which payment is in an amount in excess of $20,000,000, and continuance of such failure for 30 days after notice; (vii) our default by or any Material Subsidiary with respect to any such indebtedness, which default results in the acceleration of any such indebtedness of an amount in excess of $20,000,000 without such indebtedness having been paid or discharged or such acceleration having been cured, waived, rescinded or annulled for 30 days after notice; or (viii) certain events involving bankruptcy, insolvency or reorganization of us or any Material Subsidiary.
          If an Event of Default (other than an Event of Default specified in clause (viii) above with respect to us) occurs and is continuing, then and in every such case the Trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the Trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest and Liquidated Damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest and Liquidated Damages, if any, will become immediately due and payable, notwithstanding anything contained in the Indenture or the notes to the contrary, but subject to the provisions limiting payment described in “—Subordination.” If any Event of Default specified in clause (viii) above occurs with respect to us, all unpaid principal of, and premium, if any, and accrued and unpaid interest and Liquidated Damages, if any, on the notes then outstanding will automatically become due and payable, subject to the provisions described in “—Subordination,” without any declaration or other act on the part of the Trustee or any holder of notes.
     Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. If a Default or Event of Default occurs and is continuing and is known to the Trustee, the Indenture requires the Trustee to mail a notice of Default or Event of Default to each holder within 60 days of the occurrence of such Default or Event of Default; provided, however, that the Trustee may withhold from the holders notice of any continuing Default or Event of Default (except a Default or Event of Default in the payment of principal of, premium, if any, interest or Liquidated Damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may rescind any acceleration of the notes and its consequences if all existing Events of Default (other than the nonpayment of principal of, premium, if any, interest and Liquidated Damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.
     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of us with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to any date on which we are prohibited from redeeming the notes by reason of any willful action (or inaction) taken (or not taken) by or on behalf of us with the intention of avoiding the prohibition on redemption of the notes prior to such date, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.
     The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any existing or past Default or Event of Default under the Indenture and its consequences, except Default in the payment of principal of, premium, if any, or interest on the notes (other than the non-payment of principal of, premium, if any, interest and Liquidated Damages, if any, and interest on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of all holders of notes.
     We are required to deliver to the Trustee annually a statement regarding compliance with the Indenture and we are required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.
Definitive Certificates; Book-Entry; Delivery and Form; Global Note
     The notes were originally issued in certificated form in the form of definitive, fully registered securities without interest coupons and with a legend related to their resale prior to November 18, 2006 only to an Affiliated Entity and subject to certain conditions.

     The procedures for transferring (i) a global security to a definitive security, (ii) a definitive security to a definitive security and (iii) a definitive security to a global security are described in the Indenture.
     Notes that are in global form if any, will be subject to the following:
     The notes will be represented by a single, permanent Global Note in definitive, fully-registered form without interest coupons. The Global Note will be deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.
     Investors who are Qualified Institutional Buyers and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in the Global Note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.
     Notes transferred to institutional accredited investors that are not Qualified Institutional Buyers will be issued and delivered in fully registered, definitive form (“Definitive Notes”) and may not be represented by interests in the Global Note. Except in the limited circumstances described below, holders of notes represented by interests in the Global Note will not be entitled to receive Definitive Notes. Upon transfer of a Definitive Note to a Qualified Institutional Buyer pursuant to Rule 144A, the Definitive Note will be exchanged for an interest in the Global Note, and the transferee will be required to hold its interest through a participant in DTC.
     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.
     Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of participants. The accounts to be credited shall be designated by the Initial Purchasers of such beneficial interests. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the Global Note other than participants).
     So long as DTC or its nominee is the registered holder and owner of the Global Note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the Global Note for all purposes under the Indenture and the notes. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to receive Definitive Notes and will not be considered to be the owners or holders of any notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any actions that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the Global Note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture.
     Payments of the principal of, premium, if any, and interest and Liquidated Damages, if any, on, the notes represented by the Global Note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the Global Note.
     Unless and until it is exchanged in whole or in part for Definitive Notes in definitive form, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.
     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Definitive Note for any reason, including to sell notes to persons in jurisdictions which require such delivery of such notes or to pledge such notes, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.
     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the Global Note for Definitive Notes, which it will distribute to its participants. These Definitive Notes will be subject to certain restrictions on registration of transfers described in the Indenture and will bear the legend set forth thereunder.
     Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
     If DTC is at any time unwilling to act as a depositary for any Global Note and a successor depositary is not appointed by us within 90 days, we will issue Definitive Notes in exchange for the Global Note which will be subject to certain restrictions on registration of transfers described in the Indenture and will bear the legend set forth thereunder.

Amendment, Supplement and Waiver
     Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).
     Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder): (a) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver, (b) reduce the principal of, redemption price, Designated Event Payment (including an Make Whole Premium payable) (as applicable) or change the fixed maturity of any note or, other than as set forth in the next paragraph, alter the provisions with respect to the redemption of the notes, (c) reduce the rate of or change the time for payment of interest or Liquidated Damages, if any, on any notes, (d) waive a Default or Event of Default in the payment of principal of or premium, if any, interest or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration), (e) make any note payable in money other than that stated in the Indenture and the notes, (f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium, if any, interest or Liquidated Damages, if any, on the notes, (g) waive a redemption payment with respect to any note, (h) except as permitted by the Indenture, increase the Conversion Price or, other than as set forth in the next paragraph, modify the provisions of the Indenture relating to conversion of the notes in a manner adverse to the holders thereof or (i) make any change to the abilities of holders of notes to enforce their rights under the Indenture or the provisions of clause (a) through (i) hereof. In addition, any amendment to the provisions of Article 11 of the Indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such amendment would adversely affect the rights of holders of notes.
     Notwithstanding the foregoing, without the consent of any holder of notes, we and the Trustee may amend or supplement the Indenture or the notes to (a) cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the Indenture which we and the Trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the rights of the holders of the notes, (b) provide for uncertificated notes in addition to or in place of certificated notes, (c) provide for the assumption of our obligations to holders of notes in the circumstances required under the Indenture as described under “—Merger and Consolidation,” (d) provide for conversion and/or repurchase rights of holders of notes in certain events such as a consolidation, merger or sale of all or substantially all of our assets, (e) reduce the Conversion Price, (f) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder, or (g) comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.
Satisfaction and Discharge
     We may discharge its obligations under the Indenture while notes remain outstanding if (i) all outstanding notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding notes are scheduled for redemption within one year, and, in either case, we have (a) deposited with the Trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption and (b) paid all other sums then payable by the Company under the Indenture.

Governing Law
     The Indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.
Transfer and Exchange
     A holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any note selected for redemption or repurchase. Also, we are not required to transfer or exchange any note during a period of 15 days before a selection of notes to be redeemed.
     The registered holder of a note will be treated as the owner of it for all purposes.
Reports
     Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the Commission and furnish to the Trustee and the holders of notes all quarterly and annual financial information (without exhibits) required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if the SEC does not permit such filing, although such reports will be required to be furnished to the Trustee.
The Trustee
     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. In case an Event of Default known to the Trustee shall occur (and shall not be cured), the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it.
     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of us, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.
Additional Information
     Anyone who purchases notes pursuant to this prospectus may obtain a copy of the Indenture without charge by writing to Amkor Technology, Inc., 1900 South Price Road, Chandler, AZ 85248, Attention: Investor Relations.
Certain Definitions
     “Acquiring Person” means any person (as defined in Section 13(d)(3) of the Exchange Act) who or which, together with all affiliates and associates (each as defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act and as further defined below) of shares of common stock or other voting securities of us having more than 50% of the total voting power of our Voting Stock; provided, however, that an Acquiring Person shall not include (i) us, (ii) any Subsidiary of us, (iii) any Permitted Holder, (iv) an underwriter engaged in a firm commitment underwriting in connection with a public offering of the Voting Stock of us or (v) any current or future employee or director benefit plan of us or any Subsidiary of us or any entity holding common stock of us for or pursuant to the terms of any such plan. For purposes hereof, a person shall not be deemed to be the beneficial owner of (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person’s affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (1) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (2) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act.
     “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.
     “Conversion Rate” means the Conversion Price per $1,000 principal amount of notes determined by dividing $1,000 by the Conversion Price.
     “Credit Agreements” means (i) the Credit Agreement, dated as of June 29, 2004 (as amended, supplemented or otherwise modified from time to time), among the Company, each financial institution or other entity that (a) is listed on the signature pages thereof as a lender or (b) from time to time becomes a party thereto by execution of an assignment and acceptance, each lender or affiliates of a lender that (a) is listed on the signature pages thereof as an issuer or (b) becomes an issuer with the approval of the administrative agent and the Company, Citicorp North America, Inc., as administrative agent for the lenders and the issuers, Citigroup Global Markets Inc., as sole lead arranger and sole bookrunner, JPMorgan Chase Bank, as syndication agent for the lenders and the issuers and Merrill Lynch Capital Corporation, as documentation agent, as such agreement may be amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, and (ii) the Credit Agreement, dated as of October 27, 2004 (as amended, supplemented or otherwise modified from time to time), among the Company, each financial institution or other entity that (a) is listed on the signature pages thereof as a lender or (b) from time to time becomes a party thereto by execution of an assignment and acceptance, Citicorp North America, Inc., as administrative agent for the lenders and as collateral agent for the secured parties, Merrill Lynch, Pierce, Fenner & Smith Inc., as syndication agent for the lenders, JPMorgan Chase Bank, as documentation agent, Citigroup Global Markets Inc., as sole lead arranger, and Citigroup Global Markets Inc, Merrill Lynch, Pierce, Fenner & Smith Inc., and J.P. Morgan Securities Inc., as joint bookrunners, as such agreement may be amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time.
     “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.
     “Designated Senior Debt” means (i) any Senior Debt outstanding under the Credit Agreements, as such agreements may be amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, (ii) Senior Debt outstanding under our 9 1/4% Senior Notes due February 15, 2008, and 10 1/2% Senior Subordinated Notes due 2009, 7 1/8 Senior Notes due March 15, 2011 and our 7.75% Senior Notes due May 15, 2013, as such notes (or the related indentures) may be amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, and (iii) any particular Senior Debt if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such Indebtedness shall be “Designated Senior Debt” for purposes of the Indenture (provided that such instrument, agreement or document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).
     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.
     “Indebtedness” means, with respect to any Person, all obligations, whether or not contingent, of such person (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of that Person that is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) that provides that such Person is contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers’ acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such Person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such Person’s legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets, (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such Person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, “take or pay” and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.
     “Issue Date” means the date on which the notes were first issued and authenticated under the Indenture.
     “Material Subsidiary” means any Subsidiary of us which at the date of determination is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.
     “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
     “Permitted Holders” means James J. Kim and his estates, spouses, ancestors and lineal descendants (and spouses thereof), the legal representatives of any of the foregoing, and the trustee of any bona fide trust of which one or more of the foregoing are the sole beneficiaries or the grantors, or any person of which any of the foregoing, individually or collectively, beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least a majority of the total voting power of all classes of Capital Stock of such person (exclusive of any matters as to which class voting rights exist).

     “Person” means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.
     “Senior Debt” means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any Indebtedness of us (including, without limitation, any Obligations in respect of such Indebtedness and, in the case of Designated Senior Debt, any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing); provided, however, that Senior Debt does not include (v) Indebtedness evidenced by the notes, (w) any liability for federal, state, local or other taxes owed or owing by us, (x) Indebtedness of us to any Subsidiary of us except to the extent such Indebtedness is of a type described in clause (ii) of the definition of Indebtedness, (y) trade payables of us for goods, services or materials purchased in the ordinary course of business (other than, to the extent they may otherwise constitute such trade payables, any obligations of the type described in clause (ii) of the definition of Indebtedness), and (z) any particular Indebtedness in which the instrument creating or evidencing the same expressly provides that such Indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the notes.
     “Subsidiary” means, with respect to any person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a Subsidiary of such person or (b) the only general partners of which are such person or of one or more Subsidiaries of such person (or any combination thereof).
     “Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

DESCRIPTION OF CAPITAL STOCK
General
     We are authorized to issue up to 500,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of January 31, 2006, there was an aggregate of approximately 176,736,678 shares of common stock issued and outstanding.
     The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.
     Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our Board of Directors.
Common Stock
     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.
     Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between our company and its debtholders. Our company has never declared or paid cash dividends on its capital stock. We expect to retain future earnings, if any, for use in the operation and expansion of our business, and does not anticipate paying any cash dividends in the foreseeable future. In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Preferred Stock
     Our Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders.
Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions
     Certain provisions of Delaware law and our Certificate of Incorporation and Bylaws could make our acquisition more difficult by means of a tender offer, a proxy contest or otherwise and could also make the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Anti-Takeover Provisions of Delaware Law
     We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:
•	prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
     Section 203 defines “business combination” to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Undesignated Preferred Stock
     The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or making more difficult a change in control of the company and may adversely affect the market price of, and the voting and other rights of, the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. We have no current plans to issue any additional shares of preferred stock.
Transfer Agent and Registrar
     The Transfer Agent and Registrar for our common stock is First Chicago Trust Company of New York Shareholder Services, 525 Washington Boulevard, Jersey City, NJ 07310; telephone (201) 324-0014.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
     This section is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or common stock. The summary generally applies only to beneficial owners of the notes that hold the notes and common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of the beneficial owner’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code, or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.
     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.
U.S. Holders
     As used herein, the term “U.S. Holder” means a beneficial owner of the notes or the common stock into which the notes may be converted that, for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, or (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A trust is a U.S. Holder if it is (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “U.S. Holder” also includes certain former citizens and residents of the United States. A ‘‘Non-U.S. Holder” is a beneficial owner of the notes or the common stock into which the notes may be converted (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. Holder. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note or common stock acquired upon conversion of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which the notes may be converted.

  Taxation of Interest
     U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. In general, if the terms of a debt instrument entitle a holder to receive payments (other than fixed periodic interest) that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as “original issue discount” over the term of the instrument, irrespective of the holder’s regular method of tax accounting. The issue price of the notes is the first price at which a substantial amount of the notes is sold for money to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). We believe that the notes were not issued with original issue discount for U.S. federal income tax purposes.
     We may be required to make payments of liquidated damages to holders of the notes if we do not file, or cause to be declared or keep effective, a registration statement, as described under “Description of Notes—Registration Rights” above. We believe that there is only a remote possibility that we would be required to pay liquidated damages, or that if liquidated damages were required to be paid, such liquidated damages would be an incidental amount, and therefore we do not intend to treat the notes as subject to the special rules governing certain contingent payment debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, although it is not free from doubt, such liquidated damages should be taxable to a U.S. Holder as ordinary interest income at the time such liquidated damages accrue or are paid in accordance with the U.S. Holder’s regular method of tax accounting. In the event we pay liquidated damages on the notes, U.S. Holders should consult their own tax advisors regarding the treatment of such amounts.
  Market Discount
     If a U.S. Holder acquires a note other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of acquisition. Under the market discount rules, a U.S. Holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a note that has accrued market discount in certain nonrecognition transactions in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount generally is includible in income at the time of such transaction only to the extent of the gain recognized. To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount attaches to the property received and is recognized as ordinary income upon the disposition of such property. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may elect, however, to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies on a note-by-note basis and is irrevocable. A U.S. Holder also may elect to include market discount in income currently as it accrues. Any such election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S Holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. Holder elects to include market discount in income as it accrues, such U.S. Holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.

  Amortizable Bond Premium
     If a U.S Holder purchases a note at a price that exceeds the principal amount of the note, the amount of such excess is referred to as “bond premium” for U.S federal income tax purposes. The U.S Holder may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. Holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. Holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. Holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.
  Sale, Exchange, Redemption or Other Disposition of Notes
     A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other taxable disposition. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s tax basis in the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note (increased by the amount of market discount, if any, previously included in income, and decreased by the amount of amortized bond premium, if any). The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2008, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.
  Conversion of Notes
     A U.S. Holder generally will not recognize any income, gain or loss on the conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock and cash attributable to accrued and unpaid interest, subject to the discussion under “Constructive Distributions” below regarding the possibility that the payment of the make whole premium on a note converted in connection with a change of control may be treated as a taxable stock dividend. The U.S. Holder’s adjusted tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest) will equal the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) will include the holding period in the note.
     With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder will be treated as if the fractional share were issued and received and then immediately redeemed for cash. Accordingly, the U.S. Holder generally will recognize gain or loss equal to the difference between the cash received and that portion of the holder’s tax basis in the common stock attributable to the fractional share.
     The value of any portion of our common stock that is attributable to accrued and unpaid interest on the notes not yet included in income by a U.S. Holder will be taxed as ordinary income. The basis in any shares of common stock attributable to accrued and unpaid interest will equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued and unpaid interest will begin on the day after the date of conversion.
     In the event that we undergo a consolidation, merger or combination as described under “Description of Notes—Conversion” the conversion obligation may be adjusted so that holders would be entitled to convert the notes into the type of consideration that they would have been entitled to receive upon such business combination had the notes been converted into our common stock immediately prior to such business combination, except that such holders will not be entitled to receive a make whole premium unless such notes are converted in connection with a change of control. Depending on the facts and circumstances at the time of such business combination, such adjustment may result in a deemed exchange of the outstanding notes, which may be a taxable event for U.S. federal income tax purposes.
  Distributions
     If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its common stock, and any remaining excess will be treated as capital gain from the sale or exchange of the common stock. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividend received deduction on a portion of any distribution taxed as a dividend, provided that certain holding period requirements are satisfied. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15% (effective for tax years through 2008), provided that certain holding period requirements are met.
  Constructive Distributions
     The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders may be treated as though they received a taxable distribution in the form of our common stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. The adjustment to the conversion rate of notes converted in connection with a change of control, as described under “Description of Notes—Make Whole Premium Upon a Change of Control” above, also may be treated as a taxable stock distribution. Not all changes in the conversion rate that result in noteholders’ receiving more common stock on conversion, however, increase the noteholders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to the stockholders. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a distribution of common stock would be treated for U.S federal income tax purposes in the same manner as distributions on our common stock paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits(with the recipient’s tax basis in its note or common stock (as the case may be) being increased by the amount of such dividend), with any excess treated as a tax-free return of the holder’s investment in its note or common stock (as the case may be) or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate or the dividends received deduction described in the previous paragraph as the requisite applicable holding period requirements might not be considered to be satisfied.
  Sale or Exchange of Common Stock
     A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Subject to the market discount rules described above, the gain or loss recognized by a U.S. Holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period in the common stock is more than one year, or short-term capital gain or loss if the holder’s holding period in the common stock is one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate (effective for tax years through 2008, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).
   Taxation of Interest
     Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from U.S. federal income tax, including withholding of such tax, if the Non-U.S. Holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:
•	owns, actually or constructively, shares of our stock representing at least 10% of the total combined voting power of all classes of our stock entitled to vote;

•	is a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

•	is a “controlled foreign corporation” that is related, directly or indirectly, to us through sufficient stock ownership; or

•	is engaged in the conduct of a trade or business in the United States to which such interest payments are effectively connected (see the discussion under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business” below).
     In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.

          The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.
     Liquidated Damages
          Absent further relevant guidance from the IRS, we may treat payments of additional interest, if any, to Non-U.S. Holders as described above under “Description of Notes—Registration Rights” as subject to U.S. federal withholding tax. Therefore, we may withhold on such payments at a rate of 30% unless we timely receive a properly executed IRS Form W-8BEN or W-8ECI from the Non-U.S. Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business. If we withhold tax from any payment of additional interest made to a Non-U.S. Holder and such payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder generally would be entitled to a refund of any tax withheld by timely filing an appropriate claim for refund with the IRS.
     Sale, Exchange, Redemption, Conversion or Other Disposition of Notes or Common Stock
          Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes or common stock into which the notes may be converted (other than with respect to payments attributable to accrued interest, which will be taxed as described under “—Non-U.S. Holders—Taxation of Interest” above), unless:
•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case the gain would be subject to tax as described below under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business”;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to certain special rules that apply to expatriates;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, would be subject to a flat 30% tax, even though the individual is not considered a resident of the United States; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.
          The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes by a Non-U.S. Holder if we currently are, or were at any time within five years (or, if shorter, the Non-U.S. Holder’s holding period for the notes disposed of) before the transaction, a “U.S. real property holding corporation” (or USRPHC). In very general terms, we would be a USRPHC if interests in U.S. real estate comprised at least 50% of our assets. We believe that we currently are not, and will not become in the future, a USRPHC.

     Dividends
          Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note, including any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion (as described under “—U.S. Holders—Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30% rate. Withholding tax applicable to any taxable constructive stock dividends received by a Non-U.S. Holder may be withheld from interest on the notes, distributions on the common stock, shares of common stock or proceeds subsequently paid or credited to the Non-U.S. Holder. The withholding tax on dividends (including any taxable constructive stock dividends), however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by timely delivering a properly executed IRS Form W-8BEN or appropriate substitute form. A Non-U.S. Holder that is eligible for a reduced rate of withholding under the terms of an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Dividends on the common stock that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business are discussed below under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business”.
     Income or Gains Effectively Connected With a U.S. Trade or Business
          The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by timely filing a properly executed IRS Form W-8ECI or appropriate substitute form. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.
Backup Withholding and Information Reporting
          The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%.

          Payments of interest or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, unless the holder (1) is an exempt payee, such as a corporation, or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.
          We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “—Non-U.S. Holders—Taxation of Interest” and “—Non-U.S. Holders—Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its non-U.S. status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its non-U.S. status or otherwise establishes an exemption.
          Any amounts withheld from a payment to a U.S. Holder or Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

SELLING SECURITY HOLDERS
          We originally issued the notes in transactions exempt from the registration requirements of the Securities Act of 1933 in November 2005. Selling security holders may from time to time offer and sell the notes and our common stock pursuant to this prospectus.
          The following table contains information as of January 31, 2006, with respect to the selling security holders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holders that may be offered using this prospectus.

	Principal Amount
	at Maturity of		Shares of
	Notes Beneficially	Percentage of	Common Stock		Percentage of	Conversion
	Owned That May	Notes	Owned prior to		Common Stock	Shares Offered
Name	Be Sold	Outstanding	the Offering (1)		Outstanding(1)	Hereby
James J. Kim (2)	$35,000,000	35.0%	27,239,567	(3)(4)	14.9%	4,672,897
The James and Agnes Kim Foundation Inc. (2)	$5,000,000	5.0%	957,077	(4)	*	667,556
Trust U/D of James J. Kim dated 12/24/92 f/b/o Alexandra Kim Panichello (2)	$10,000,000	10.0%	1,345,113	(4)	*	1,335,113
Trust U/D of James J. Kim dated 10/3/94 f/b/o Jacqueline Mary Panichello (2)	$10,000,000	10.0%	1,345,113	(4)	*	1,335,113
Trust U/D of James J. Kim dated 10/15/01 f/b/o Dylan James Panichello (2)	$10,000,000	10.0%	1,345,113	(4)	*	1,335,113
Trust U/D of James J. Kim dated 10/15/01 f/b/o Allyson Lee Kim (2)	$10,000,000	10.0%	1,345,113	(4)	*	1,335,113
Trust U/D of James J. Kim dated 11/17/03 f/b/o Jason Lee Kim (2)	$10,000,000	10.0%	1,345,113	(4)	*	1,335,113
Trust U/D of James J. Kim dated 11/11/05 f/b/o Children of David D. Kim (2)	$10,000,000	10.0%	1,335,113	(4)	*	1,335,113

*	Less than 1% of common stock outstanding

(1)	Includes shares of common stock issuable upon conversion of the notes, assuming a conversion price $7.49 and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Notes—Conversion.” The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The information is not necessarily indicative of beneficial ownership for any other purpose.

(2)	James J. Kim is the Chief Executive Officer and Chairman of the Registrant and has been in such positions for the last three years.

(3)	Includes 1,020,000 shares issuable upon the exercise of options that are exercisable on or before April 1, 2006 and 4,672,897 shares that are issuable upon the conversion of convertible debt that is convertible on or before April 1, 2006. This does not include 8,319,939 shares owned by Agnes C. Kim, Mr. Kim’s spouse, of which Mrs. Kim has sole voting and investment power. Mr. James J. Kim disclaims beneficial ownership of these 8,319,939 shares.

(4)	27,239,567 shares are held by James J. Kim; 8,319,939 shares are held by Agnes C. Kim; 15,792,457 shares held by David D. Kim, of which 1,335,113 shares are subject to shared voting and investment power; 21,682,909 shares are held by Susan Y. Kim, of which 15,425,565 shares are subject to shared voting and investment power; 30,718,022 shares are held by John T. Kim, of which 16,760,678 shares are subject to shared voting and investment power; 14,457,344 shares are held by the David D. Kim Trust of 12/31/87; 13,957,344 shares are held by the John T. Kim Trust of 12/31/87; 6,257,344 shares are held by the Susan Y. Kim Trust of 12/31/87; 2,733,334 shares are held by the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Alexandra Panichello, all of which are subject to shared voting and investment power; 2,733,333 shares all of which are subject to shared voting and investment power are held by each of the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Jacqueline Panichello and the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Dylan Panichello; 957,077 shares are held by The James and Agnes Kim Foundation, Inc.; 1,345,113 shares, of which 1,335,113 shares are issuable upon the conversion of convertible debt that is convertible on or before April 1, 2006 and all of which are subject to shared voting and investment power, are held by each of the following: Trust U/D of James J. Kim dated 10/3/94 f/b/o Jacqueline Mary Panichello, Trust U/D of James J. Kim dated 12/24/92 f/b/o Alexandra Kim Panichello, Trust U/D of James J. Kim dated 10/15/01 f/b/o Dylan James Panichello, Trust U/D of James J. Kim dated 10/15/01 f/b/o Allyson Lee Kim, and Trust U/D of James J. Kim dated 11/17/03 f/b/o Jason Lee Kim; 1,335,113 shares are held by the Trust U/D of James J. Kim dated 11/11/05 f/b/o Children of David D. Kim, all of which are issuable upon the conversion of convertible debt that is convertible on or before April 1, 2006 and are subject to shared voting and investment power; and 500,000 shares are held by the Trust U/D of John T. Kim dated 10/27/04 f/b/o his children, all of which are subject to shared voting and investment power.

Each of the individuals, trusts, and the James and Agnes Kim Foundation, Inc., listed above, may be deemed members of the James J. Kim Family Control Group (the “James J. Kim Family”) under Section 13(d) of the Exchange Act on the basis that the trust agreement for certain of these trusts encourages the trustees of the trusts to vote the shares of our common stock held by them, in their discretion, in concert with the James Kim Family and it is likely that the trustees of the other trusts will do the same. James J. and Agnes C. Kim are husband and wife. David D. Kim, John T. Kim and Susan Y. Kim are the children of James J. and Agnes C. Kim. Each of the David D. Kim Trust of December 31, 1997, the John T. Kim Trust of December 31, 1987 and the Susan Y Kim Trust of December 31, 1987 has as their sole trustee David D. Kim, John T. Kim and Susan Y. Kim respectively. Susan Y. Kim is the parent of Alexandra Panichello, Jacqueline Panichello and Dylan Panichello and is the co-trustee of each of her children’s trust along with John T. Kim. These trusts are as follows: Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Alexandra Panichello, Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Jacqueline Panichello, and Trust U/D of Susan Y Kim dated 4/16/98 f/b/o Dylan Panichello. John T. Kim established the “Trust U/D of John T. Kim dated 10/27/04 f/b/o his children” with himself and Susan Y. Kim as co-trustees. James J. Kim has established trusts for each of the children of Susan Y. Kim, John T. Kim, and David D. Kim as follows: Trust U/D of James J. Kim dated 10/3/94 f/b/o Jacqueline Mary Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 12/24/92 f/b/o Alexandra Kim Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 10/15/01 f/b/o Dylan James Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 10/15/01 f/b/o Allyson Lee Kim (John T. Kim and Susan Y Kim as co-trustees), Trust U/D of James J. Kim dated 11/17/03 f/b/o Jason Lee Kim (John T. Kim and Susan Y. Kim as co-trustees), the Trust U/D of James J. Kim dated 11/11/05 f/b/o Children of David D. Kim (John T. Kim and David D. Kim as co-trustees). The trustees of each trust may be deemed to be the beneficial owners of the shares held by such trust.
The James J. Kim Family may be deemed to have beneficial ownership of 87,949,293 shares or approximately 46.0% of the outstanding shares of our common stock. Each of the foregoing persons stated that the filing of their beneficial ownership reporting statements shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of our common stock reported as beneficially owned by the other such persons.

PLAN OF DISTRIBUTION
          We will not receive any of the proceeds of the sale of the notes or the common stock offered by this prospectus. The notes and the common stock issued upon their conversion may be sold from time to time to purchasers:
•	directly by the selling security holders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes or the common stock.
          The selling security holders and any such broker-dealers or agents who participate in the distribution of the notes or common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes or common stock by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were to deemed underwriters, the selling security holders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
          If the notes or common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions.
          The notes and common stock may be sold in one or more transactions at:
•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.
          These sales may be effected in transactions:
•	on any national securities exchange or quotation service on which the notes or common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.
          These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
          In connection with sales of the notes or common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes or common stock in the course of hedging their positions. The selling security holders may also sell the notes or common stock short and deliver notes or common stock to close out short positions, or loan or pledge notes or common stock to broker-dealers that in turn may sell the notes or common stock.
          To our knowledge, there are currently no plans, arrangement or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes or common stock by the selling security holders. Selling security holders may not sell any or all of the notes or the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling security holder will not transfer, devise or gift the notes or common stock by other means not described in this prospectus.
          Our common stock trades on the Nasdaq National Market under the symbol “AMKR.”
          There can be no assurance that any selling security holder will sell any or all of the notes or common stock pursuant to this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
          The selling security holders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes or common stock by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes or common stock to engage in market-making activities with respect to the particular notes or common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes or common stock and the ability of any person or entity to engage in market-making activities with respect to the notes or common stock.
          Pursuant to the Investor Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling security holders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.
          We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS
          The validity of the issuance of our securities offered by this prospectus will be passed upon for Amkor Technology, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.
EXPERTS
          The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
          We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public at the Commission’s website at http://www.sec.gov. However, information on the Commission’s website does not constitute a part of this prospectus.
          The Commission allows us to “incorporate by reference” into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
          The aggregate expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$10,700
Accounting fees and expenses	20,000	*
Legal fees and expenses	50,000	*
Trustee’s fees and expenses	25,000	*
Miscellaneous	39,300	*

Total	$145,000	*

*	Estimated
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
          As permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), Amkor’s Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of Amkor or who had agreed at the request of Amkor’s Board of Directors or an officer of Amkor to serve as an employee or agent of Amkor or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by Amkor to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.
          Amkor’s Bylaws provide that Amkor shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she was or is a director, officer or employee of Amkor or any predecessor of Amkor or serves or served any other enterprise as a director, officer or employee at the request of Amkor or any predecessor of Amkor.
          Amkor has entered into indemnification agreements with its directors and certain of its officers.
          Amkor maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against such person and expense incurred by such person in any such capacity, subject to certain exclusions.

II-1

ITEM 16. EXHIBITS
EXHIBIT INDEX
          The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title
3.1	Certificate of Incorporation.*

3.2	Certificate of Correction to Certificate of Incorporation.**

3.3	Restated Bylaws.**

4.1	Indenture dated November 18, 2005. ***

4.2	Investor Rights Agreement dated November 18, 2005. ***

4.3	Form of Note (included in Exhibit 4.1). ***

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP.

23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of Amkor Technology, Inc. (see page II-4 of this Form S-3).

25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

*	Incorporated by reference from Registrant’s Registration Statement on Form S-1 filed on October 6, 1997.

**	Incorporated by reference from Registrant’s Registration Statement of Form S-1 filed on April 8, 1998, as amended on August 26, 1998.

***	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the period ended December 31, 2005, filed on March 16, 2006.
ITEM 17. UNDERTAKINGS
          The undersigned Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, State of Arizona on March 17, 2006.

AMKOR TECHNOLOGY, INC.

By:	/s/ James J. Kim

James J. Kim
Chairman and Chief Executive Officer
(Principal Executive Officer)
POWER OF ATTORNEY
          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James J. Kim and Kenneth T. Joyce, and each of them, his attorneys-in-fact, each with the power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that are to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title	Date

/s/ James J. Kim	Chief Executive Officer and Chairman	March 17, 2006

James J. Kim

/s/ Kenneth T. Joyce	Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2006

Kenneth T. Joyce

/s/ Oleg Khaykin	Executive Vice President and Chief Operating Officer	March 17, 2006

Oleg Khaykin

/s/ Roger A. Carolin	Director	March 17, 2006

Roger A. Carolin

/s/ Winston J. Churchill	Director	March 17, 2006

Winston J. Churchill

/s/ Gregory K. Hinckley	Director	March 17, 2006

Gregory K. Hinckley

Signature	Title	Date

/s/ John T. Kim	Director	March 17, 2006

John T. Kim

/s/ Constantine N. Papadakis

Constantine N. Papadakis	Director	March 17, 2006

/s/ James W. Zug	Director	March 17, 2006

James W. Zug

EXHIBIT INDEX
     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title
3.1	Certificate of Incorporation.*

3.2	Certificate of Correction to Certificate of Incorporation.**

3.3	Restated Bylaws.**

4.1	Indenture dated November 18, 2005. ***

4.2	Investor Rights Agreement dated November 18, 2005. ***

4.3	Form of Note (included in Exhibit 4.1). ***

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP.

23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of Amkor Technology, Inc. (see page II-4 of this Form S-3).

25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

*	Incorporated by reference from Registrant’s Registration Statement on Form S-1 filed on October 6, 1997.

**	Incorporated by reference from Registrant’s Registration Statement of Form S-1 filed on April 8, 1998, as amended on August 26, 1998.

***	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the period ended December 31, 2005, filed on March 16, 2006.